Exhibit 99.4

NICE Named a Leader in the 2024 Gartner® Magic Quadrant™ for Contact Center
as a Service For 10th Consecutive Year

NICE positioned furthest for Completeness of Vision for its CXone platform

Hoboken, N.J., October 30, 2024 – NICE (Nasdaq: NICE) today announced that Gartner has recognized NICE as a Leader in the 2024 Gartner Magic Quadrant for Contact Center as a Service (CCaaS) report. NICE placed the furthest overall for its Completeness of Vision in the Leaders Quadrant. This marks the tenth consecutive year that NICE has been named a Leader in the CCaaS Magic Quadrant.

For a complimentary copy of the report, click here.

This 2024 Gartner Magic Quadrant for CCaaS states, “CCaaS technology is instrumental in orchestrating both self- and assisted-service engagement with customers. The technology can also manage the quality of engagement between the customer and the customer service representative, recognizing that premium customer experiences are achieved through premium employee experiences.”

"We believe being named a Leader in the Gartner Magic Quadrant for the tenth consecutive year underscores NICE’s commanding role in shaping the future of customer service with its leading CX AI and through full automation. The mandate from C-suite leaders is clear: they want to fully automate customer service, and they are looking for a partner with proven AI at scale to take them there. We believe NICE is leading this revolution, turning that vision into a reality and transforming customer service to provide the smart, seamless and automated experiences organizations are looking for,” said Barry Cooper, President, CX Division, NICE.

Gartner, Magic Quadrant for Contact Center as a Service, Drew Kraus, Pri Rathnayake, Megan Fernandez, Pankil Sheth, Jason Bridge, 28 October 2024. GARTNER is a registered trademark and service mark of Gartner and Magic Quadrant is a registered trademark of Gartner, Inc. and/or its affiliates in the U.S. and internationally and are used herein with permission. All rights reserved. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.